Exhibit 99.9
DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse

The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA

Paris, January 16, 2009
Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,
Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 3,600,000 of its ordinary shares, nominal value 2.50 euros per share, during the three-month period ending December 31, 2008, through trades executed at the Paris Stock Exchange. Before these operations, TOTAL S.A. held 39,150,827 shares in its treasury. In addition, on December 31, 2008, 100,331,268 shares were held by various subsidiaries. As a result, Total held an aggregate of
143,082,095 of its ordinary shares at this date.
Address : 2 place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex
Tél. + 33 (0)1 47 44 45 46
TOTAL S.A.
Société Anonyme with a capital of 5 929 520 185 euros
Head Office : 2 place Jean Millier — La Défense 6 — 92078 Courbevoie — France
542 051 180 RCS Nanterre